UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CyberTrader, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12401 Research Blvd., Bldg 2, #350
(No. and Street)

Austin	**Texas**	**78759**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon T. Phelps **(512) 682-7737**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2200 Ross Avenue, Suite 1600	**Dallas**	**Texas**	**75201-6778**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Vincent Phillips, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CyberTrader, Inc. (the "Company") (a wholly owned subsidiary of CyberCorp Holdings, Inc.) for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client.

State of Texas)
County of Travis)ss.

Signature

Chief Executive Officer
Title

On this 24th day of February 2006 before me, Robin Schwoch Notary Public, personally appeared Vincent Phillips, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public

NOTARY PUBLIC STATE OF TEXAS
Robin Renee Schwoch
My Commission Expires
02/28/2009

CyberTrader, Inc.
(A Wholly Owned Subsidiary of CyberCorp Holdings, Inc.)
(SEC I.D. No. 8-50739)

Statement of Financial Condition as of December 31, 2005, and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * * *

Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
CyberTrader, Inc.:

We have audited the accompanying statement of financial condition of CyberTrader, Inc. (the "Company") (a wholly owned subsidiary of CyberCorp Holdings, Inc.) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of CyberTrader, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2006

CYBERTRADER, INC.
(A Wholly Owned Subsidiary of CyberCorp Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(In thousands, except share and per-share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 8,758
RECEIVABLES FROM BROKER-DEALER AND CLEARING ORGANIZATIONS	3,547
RECEIVABLES FROM PARENT AND AFFILIATES	22
PREPAIDS AND DEPOSITS	1,082
EQUIPMENT, OFFICE FACILITIES, AND PROPERTY—Net	868
OTHER ASSETS	516
TOTAL	$ 14,793

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued compensation and benefits	$ 1,376
Accrued commissions, clearance, and floor brokerage	658
Other accrued expenses and liabilities	1,226
Payable to parent and affiliates	4,984
Total liabilities	8,244
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Preferred stock, $0.01 par value—30,000 shares authorized; none issued	
Common stock, $0.01 par value—100,000 shares authorized; 1,000 shares issued and outstanding	
Additional paid-in capital	499,009
Accumulated deficit	(492,460)
Total stockholder's equity	6,549
TOTAL	$ 14,793

See notes to financial statement.

1. SIGNIFICANT ACCOUNTING POLICIES

Organization—CyberTrader, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of CyberCorp Holdings, Inc. ("Parent"), a subsidiary of The Charles Schwab Corporation ("CSC"). The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 under the Securities Exchange Act of 1934 (the "Act") since no such liabilities existed at December 31, 2005, or during the year then ended.

Basis of Presentation—The Company is a fully disclosed broker-dealer that offers online brokerage services to investors via the Internet. The Company clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore does not hold customer funds or securities.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Significant estimates relate primarily to the utilization of future tax benefits and accruals for legal reserves. Actual results could differ significantly from such estimates.

Securities Transactions—Clients' securities transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs.

Investment Data Service Fees—The Company provides investment data services to its clients electronically. Revenues are recognized at the time of usage by the client.

Cash and Cash Equivalents—Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including commercial paper and money market funds) with original maturities of three months or less to be cash equivalents.

Stock-Based Compensation—The Company applies Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for CSC's stock-based employee compensation plans. Because CSC grants stock option awards at exercise price not less than market value, there is no compensation expense recorded when the awards are granted.

CSC changed its option pricing model from the Black-Scholes model to a binomial model for all options granted on or after January 1, 2004. Had compensation expense for CSC's stock option awards been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, the Company would have recorded additional compensation expense. The fair value of each option granted during 2005 is estimated as of the grant date using the binomial model with the following assumptions: .48% for expected dividend yield; 28% for expected volatility; 4.1% for risk-free interest rate; and 3.2 years for expected life.

Income Taxes—The Company is included in CSC's consolidated federal income tax return but files its own state and local tax returns. Federal income taxes are calculated as if the Company and CSC filed separate income tax returns, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Depreciation—Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

New Accounting Standards—A revision to Statement of Financial Accounting Standards ("SFAS") No. 123, *Share-Based Payment ("SFAS No. 123R")*, which supersedes APB No. 25 and was issued in December 2004, requires that the cost resulting from all share-based payments be recognized as an expense in the consolidated financial statements, and also changes the classification of certain tax benefits in the consolidated statement of cash flows. In April 2005, the Securities and Exchange Commission ("SEC") adopted a new rule that delays the compliance dates for SFAS No. 123R to January 1, 2006. Beginning in 2006, the Company will record compensation expense for unvested stock option awards over the future periods in which the awards vest.

SFAS No. 153, *Exchange of Nonmonetary Assets*, was issued in December 2004 and was effective beginning July 1, 2005. This statement amends APB No. 29, *Accounting for Nonmonetary Transactions.* SFAS No. 153 replaces an exception for recognizing gains and losses on exchange of similar productive assets with a general exception for recognizing gains for exchange transactions that do not have commercial substance and are therefore not expected to result in significant changes in cash flows of the reporting entity. The adoption of SFAS No. 153 did not have, and is not expected to have, a material impact on the Company's financial position, results of operations, or cash flows.

SFAS No. 154, *Accounting Changes and Error Corrections*, was issued in May 2005 and is effective beginning January 1, 2006. This statement replaces APB No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for reporting a change in accounting principle. SFAS No. 154 generally requires retrospective application to prior periods' financial statements of changes in accounting principle. The adoption of SFAS No. 154 in not expected have a material impact on the Company's financial position, results of operations, or cash flows.

2. RESTRUCTURING

There were no restructuring charges taken in 2005. At December 31, 2005, $37,525 of restructuring liabilities related to the prior year restructuring efforts by CSC remain in accrued expenses and other liabilities, which represents primarily cash payments for severance pay and benefits over the severance period through 2006.

3. RELATED-PARTY TRANSACTIONS

The net amounts due to the Parent and affiliates are presented in the accompanying statement of financial condition and are settled on an as-needed basis. The amount due to the Parent and affiliates as of December 31, 2005, is primarily related to amounts owed to the Parent for management fees charged to the Company. Management fees are charged in accordance with a service agreement between the

Company and the Parent and represent compensation and other costs incurred by the Parent for the benefit of the Company. These costs also include management, administrative, marketing, data processing services and occupancy costs.

4. INCOME TAXES

Other assets include net deferred tax assets of approximately $183,000 at December 31, 2005, which was comprised of deferred tax assets of approximately $199,000, partially offset by deferred tax liabilities of approximately $16,000. Deferred tax assets are primarily attributable to deferred compensation and reserves and allowances of approximately $102,000 and $61,000, respectively. Deferred tax liabilities are primarily attributable to state and local taxes of approximately $11,000.

The Company determined that no valuation allowance against deferred tax assets at December 31, 2005, was necessary.

5. EMPLOYEE BENEFIT AND INCENTIVE PLANS

The Company's employees are participants in or eligible to participate in retirement and other employee benefit plans provided by CSC in effect at the time of acquisition. Accordingly, the following summarizes such plans:

401(k) Plans—CSC has a profit sharing plan, including a 401(k) salary deferral component, for eligible employees who have met certain service requirements. CSC matches certain employee contributions; additional contributions to this plan are at the discretion of CSC. The Company's contribution expense was $191,887 in 2005.

Long-Term Incentive Plans—In 2005, CSC awarded to all eligible officers cash long-term incentive plan ("LTIP") units under a long-term incentive program. These awards are restricted from transfer or sale and generally vest over a three- to four-year period. Each award provides for a one-time cash payment for an amount that varies based upon CSC's cumulative earnings per share ("EPS") over the respective performance period of each grant, generally three to four years. The Company accrues the estimated total cost for each grant on a straight-line basis over each LTIP's vesting period, with periodic cumulative adjustments to expense as estimates of the total grant cost are revised.

6. REGULATORY REQUIREMENTS

The Company operates pursuant to the Act's Rule 15c3-3 under the exemption of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Act, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which currently requires maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the SEC.

At December 31, 2005, the Company had net capital of $3,918,350, which was $3,668,350 in excess of its required net capital of $250,000.

7. COMMITMENTS AND CONTINGENCIES

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing service provider extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. All securities transactions are cleared through the use of one clearing service provider on a fully disclosed basis. Substantially all of the transactions are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

8. GEOGRAPHIC CONCENTRATION

At December 31, 2005, approximately 20% of the Company's total client accounts were located in California.

* * * * * *

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

February 24, 2006

To the Board of Directors and Stockholder of
CyberTrader, Inc.
12401 Research Blvd.
Austin, TX 7875

Dear Members of the Board:

In planning and performing our audit of the statement of financial condition of CyberTrader, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a 5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a 3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP